U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934

and Rule 14f-1 thereunder

OPGEN, INC.

(Name of Registrant as Specified in Its Charter)

Delaware	001-37367	06-164015
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

9717 Key West Avenue, Suite 100, Rockville, MD 20850

(Address of principal executive offices)

(240) 813-1260

(Issuer’s telephone number)

OPGEN, INC.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR

INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE

OF THE STOCKHOLDERS OF OPGEN, INC.

INTRODUCTION

This Information Statement is being furnished on or about April 3, 2024, to holders of record on March 25, 2024 (the “Record Date”) of common stock, $0.01 par value per share (the “Common Stock”), of OpGen, Inc., a Delaware corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, prior to effecting a change in majority of the Company’s directors other than by a meeting of stockholders.

You are receiving this information in connection with notice from the Company of a proposed change in the majority of the Board of Directors. The change in the majority of the Board of Directors is expected to take place no earlier than 10 days after the date this Information Statement is filed with the Securities and Exchange Commission (the “SEC”) and transmitted to our stockholders in accordance with Rule 14f-1 promulgated thereunder. This Information Statement is being furnished to the stockholders on or about April 3, 2024.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

On March 25, 2024, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”), pursuant to which David E. Lazar, a private investor, agreed to acquire 3,000,000 shares of Series E Convertible Preferred Stock (the “Series E Preferred Stock”) of the Company at a price of $1.00 per share for aggregate gross proceeds of $3.0 million. Each share of Series E Preferred Stock is convertible into 24 shares of Common Stock; provided, that, in no event, will the Series E Preferred Stock be convertible into Common Stock in a manner that would result in Mr. Lazar or his transferees (together with any other shares of Common Stock otherwise held by them or their affiliates) holding as of any date, more than the lower of (X) the maximum percentage of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of the Series E Preferred Stock that can be issued to the holder without requiring a vote of the stockholders of the Company under the rules and regulations of the trading market on which the Common Stock trades on such date and applicable securities laws; and, (Y) 19.99% of the number of shares of the Common Stock outstanding immediately before the date of the first issuance of any shares of the Series E Preferred Stock regardless of the number of transfers of any particular shares of Series E Preferred Stock (the “Ownership Limitation”), prior to the date that the Company’s stockholders approve the issuance of shares of Common Stock to Mr. Lazar upon conversion of the Series E Preferred Stock; provided, however that even following a vote of the stockholders of the Company in accordance with the rules and regulations of the trading market on which the Common Stock trades on such date and applicable securities laws to approve the removal of the Ownership Limitation, the Company shall not effect any conversion of the Series E Preferred Stock, and a holder of Series E Preferred Stock shall not have the right to convert any portion of the Series E Preferred Stock, to the extent that, after giving effect to the conversion, such holder (together with any other shares of Common Stock otherwise held by such holder(s) or their affiliates) would beneficially own the number of shares of Common Stock, which would be in excess of any statutory threshold pursuant to which the acquisition of such shares would trigger a compulsory offer requirement under applicable federal or state tender offer rules for the holder and its affiliates to make a tender offer for all the shares of the Company. The holders of shares of Series E Preferred Stock will be entitled to vote with the holders of the Common Stock on an as-converted basis, subject to the Ownership Limitation, and other restrictions as set forth in the Certificate of Designations for the Series E Preferred Stock. Upon conversion of all of the shares of Series E Preferred Stock, the Series E Preferred Stock would represent approximately 85.70% of the Company’s total outstanding shares of common stock as of the Record Date, and approximately 75.19% Company’s shares of common stock as of the Record Date on a fully diluted basis (i.e., after taking into account the exercise of all outstanding stock options and warrants and conversion of outstanding shares of preferred stock).

The initial closing of the transactions contemplated by the Purchase Agreement, and the issuance of 200,000 shares of Series E Preferred Stock to Mr. Lazar, occurred on March 25, 2024 (the “Initial Closing”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders. The description of the forgoing transactions does not purport to be complete and is qualified entirely by the terms of the Purchase Agreement.

CHANGE OF BOARD

Prior to the consummation of the Initial Closing, Mr. Lazar was appointed to the Board of Directors (the “Board”) of the Company. In connection with the Initial Closing, Avraham Ben-Tzvi, Matthew McMurdo and David Natan were appointed to the Board, and William E. Rhodes III, Chairman, Mario Crovetto, R. Donald Elsey, Prabhavathi Fernandes, Oliver Schacht, Ph.D., Chief Executive Officer, and Yvonne Schlaeppi resigned from the Board. As a result of a change in a majority of the members of our Board, pursuant to Rule 14f-1 of the Exchange Act, we are required to file with the SEC and transmit to our stockholders this Information Statement ten days before the appointments of Messrs. Ben-Tzvi, McMurdo and Natan. Also following the Initial Closing, Mr. Lazar will be appointed as Chief Executive Officer.

As of the date of this Information Statement, the authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, of which 12,014,376 shares are outstanding, and 10,000,000 shares of preferred Stock, of which 1,000 have been designated as Series D Convertible Preferred Stock and of which 250 are issued and outstanding, and 3,000,000 have been designated as Series E Preferred Stock and of which 200,000 are issued and outstanding.

Other than the transactions described above, the Company knows of no arrangements that would result in a change in control of the Company.

Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder require the mailing to stockholders of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of directors occurs (otherwise then at a meeting of stockholders). Accordingly, and notwithstanding otherwise in connection with applicable Delaware law, the change in a majority of directors with respect to applicable federal securities laws will not be finalized until 10 days following the filing and mailing of this Information Statement (the “Effective Date”).

NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding the Company’s directors and officers as of prior to the Initial Closing.

Name	Age	Positions
William E. Rhodes, III	70	Chairman of the Board of Directors
Mario Crovetto	70	Director
R. Donald Elsey	70	Director
Prabhavathi Fernandes, Ph.D.	74	Director
Yvonne Schlaeppi	64	Director
Oliver Schacht, Ph.D.	53	Chief Executive Officer and Director
Albert Weber	60	Chief Financial Officer and Corporate Secretary
Johannes Bacher	55	Chief Operating Officer

William E. Rhodes, III. Mr. Rhodes has served on our Board since April 2020. Prior to that, Mr. Rhodes served as the Chairman of the Supervisory Board of Curetis N.V. since its Initial Public Offering (“IPO”) in 2015 until April 1, 2020. Mr. Rhodes is a healthcare executive with more than 30 years of experience in the healthcare industry. During his 14-year career at Becton, Dickinson and Company (BD, 1998-2012), Mr. Rhodes held several senior leadership positions, including roles as Worldwide President of BD Biosciences (2009-2011), a greater than $1 billion revenue segment of BD. He was also an Executive Officer of BD and was responsible for corporate strategy and merger and acquisition functions for all of BD’s businesses. Furthermore, he founded BD Ventures, the venture capital arm of Becton, Dickinson and Co. Prior to Becton Dickinson, he served in senior business development positions at Johnson & Johnson and Pfizer Inc. Mr. Rhodes also served as president at The William-James Co. and has a track record of over 20 successful acquisitions and divestitures. He was director of Andor Technologies plc (2013-2014), Paramit Corporation LLC (2014-2022), Omega Group plc (2013-2022) and was Chairman of the Supervisory Board of CytoSMART B.V. until its recent acquisition. He has served on the boards of Novocell Inc., Conticare Medical, Vitagen Inc., Cellector Inc. and was also on the Boards of the California Healthcare Institute, BIO, the San Jose State University Research Foundation and Silicon Valley Leadership Group. He currently serves as director of Third Day Advisors LLC (since 2013), as Chairman of the Board of GENinCode plc, and as director of Nodexus Inc., EndoSound, Inc. and OncoDNA. He is a member of the Advisory Board of Cayuga Venture Fund (since 2013). Mr. Rhodes has a number of advisory roles with Cornell University, including serving on the Advisory Councils of the McGovern Family Center for Life Sciences (since 2013) and Entrepreneurship at Cornell (since 2015). He also was appointed to the Cornell College of Agriculture and Life Sciences Dean’s Council (2016) and served as a Venture Consultant for Cornell’s Blackstone Launchpad (2016) and is currently a Clinical Instructor (Honorary) with Weill Cornell Medicine’s Department of Population Health Sciences. Moreover, he is on the Editorial Board of the journal of Clinical and Translational Medicine. Mr. Rhodes holds a Master’s degree in International Business from Seton Hall University and a BSc degree from Cornell University. He originated eleven U.S. patents for novel topical drugs and has been a lecturer on entrepreneurship in life sciences, innovation technology and M&A at Cornell University and an Adjunct Professor at Seton Hall University and San Jose State University. Mr. Rhodes’ extensive senior executive leadership experience in the life sciences industry and multiple board roles including Chairman of the Supervisory Board of Curetis N.V. qualifies him for service as Chairman of our Board.

Mario Crovetto. Mr. Crovetto has served on our Board since April 2020. He served as the Chairman of the Audit Committee of Curetis N.V. since its IPO in 2015 until April 2020. Since July 2021, Mr. Crovetto has served as the chief executive officer and a director of Ikonisys SA, a diagnostic company in the oncology space listed on Euronext Growth in Paris. He also is currently serving as an independent advisor on M&A and corporate projects, notably integrations, divestments and financings since 2011. From 1999 to 2011, he was the Chief Financial Officer of Eurand NV (Specialty Pharmaceuticals), which he took public to Nasdaq in 2007. From 1990 to 1999, he held various senior business positions at Recordati (Pharmaceuticals), including VP of Corporate Development, Division Manager of Diagnostics and Chief Financial Officer. Prior to that, he held various positions at Montedison (Specialty Chemicals), Digital Equipment Corporation, Mobil and SIAR (Management Consulting). Mr. Crovetto’s extensive experience as a finance executive including his role as CFO of a publicly traded life sciences company as well as his previous role as Chairman of the audit committee at Curetis qualifies him for service on the Board and as a member of the Audit Committee.

R. Donald Elsey. Mr. Elsey has served on our Board since February 2019. Mr. Elsey is a biotechnology, life sciences and high technology industries veteran with extensive experience in international financial management and operations with both large cap and small cap companies. Most recently, he served as the CFO, Treasurer and Secretary of Lyra Therapeutics, Inc., where he retired at the end of 2021. Previously, he served as CFO of Senseonics, Inc., a position he has held from February 2015 to February 2019. Prior to Senseonics, he was CFO of Regado Biosciences Corporation. He has also served as CFO of LifeCell Corporation, a privately held regenerative medicine company, and as chief financial officer of Emergent Biosolutions, a biodefense company. He also has held senior financial positions at BioVeris Corporation, Igen, Inc. and PE Corporation (Applera). Mr. Elsey currently serves on the board of directors and audit committee for RegeneRx Biopharmaceuticals, Inc. and on the board of directors and treasurer for Cancer Support Community. He holds a B.A. degree in Economics and an M.B.A. in Finance from Michigan State University and is a Certified Management Accountant. Mr. Elsey’s significant experience in senior financial positions at both public and privately held companies, and his experience as a board and audit committee member of a public reporting company qualifies him for service on the Board and as Chair of the Audit Committee.

Prabhavathi Fernandes, Ph.D., FIDSA. Dr. Fernandes has served on our Board since April 2020. Previously, she served as a member of the Curetis N.V. Supervisory Board from 2016 until April 1, 2020, and from 2006 until her retirement in 2016, served as President, Chief Executive Officer (“CEO”) and director of Cempra Inc., a company she founded. She has more than 40 years of pharmaceutical discovery, development and management experience having held executive leadership positions at pharmaceutical corporations including Bristol-Myers Squibb Pharmaceutical Research Institute, Abbott Laboratories and The Squibb Institute for Medical Research. After leaving Bristol-Myers Squibb in 1997, she founded and led four biotechnology and CRO companies as President, CEO and director, including Cempra, DarPharma, Ricerca and Small Molecule Therapeutics. During her years in the pharmaceutical industry, she was directly involved with the development of 4 antibiotics for human use and 2 for animal/agricultural use. She is currently the Chairperson of National Biodefense Science Board (NBSB) and the Chairperson of the Scientific Advisory Committee of the Global Antibiotic Research and Development Partnership (GARDP), a DNDi/WHO initiative, the Chairperson of the Clinical Antibacterial Pipeline advisory group for the WHO. She is on the Board of Directors of Aelin Therapeutics and Ocugen and advises several other companies. She has authored numerous publications and several reviews, book chapters and currently serves as a section editor for Journal of Antibiotics. She obtained her undergraduate and Master’s degree training in India, worked at the University of Ghent, Belgium in Immunochemistry, and received her Ph.D. in Microbiology from Thomas Jefferson University in Philadelphia. Dr. Fernandes’ decades of experience in the biotechnology and pharmaceutical industry with specific expertise in anti-infectives as well as her extensive public company experience both as CEO and director qualifies her for service on our Board.

Yvonne Schlaeppi. Ms. Schlaeppi has served on our Board since November 2022. Since 2011, Ms. Schlaeppi has served as a Managing Partner of Stratevise LLC, an international strategic advisory firm that she cofounded. From 2016 through its going private in 2019, Ms. Schlaeppi served on the board of directors of Stallergenes Greer plc, a pharmaceutical company traded on the Euronext Paris exchange. From 2014 to 2015, Ms. Schlaeppi served on the boards of directors of privately-held allergy immunotherapy company, Greer Laboratories, Inc. Since 2018, Ms. Schlaeppi has been a director of AstroNova, Inc., a Nasdaq-listed industrial company, which applies data visualization technologies to its hardware and software products for the aerospace and defense, packaging and product identification, and electronic signal data test and measurement sectors, as well as Chair of its Nominating and Governance Committee and a member of its Audit Committee. Since 2015, Ms. Schlaeppi has been a member of the External Advisory Council to the Channing Division of Network Medicine of Brigham and Women’s Hospital in Boston. Ms. Schlaeppi was recognized as Directorship Certified®by the National Association of Corporate Directors (“NACD”) in 2022 and, from 2017 to 2022, has been recognized annually as a Board Leadership Fellow by the NACD. Prior to founding Stratevise, Ms. Schlaeppi served as General Counsel at Global Enterprise Technologies, Passport & ID, a high-security document printing solutions provider and systems integrator from 2007 to 2011 and as Executive Vice President, General Counsel and Corporate IP Officer at Organon BioSciences, a global pharmaceutical, animal health and biotech group based in the Netherlands, from 2006 until its sale in 2007. From 1999 to 2006, Ms. Schlaeppi was a partner at the Boston-based law firm of Palmer & Dodge LLP, where she served as Chairperson of that firm’s International Practice Group. From 1995 to 1998 Ms. Schlaeppi served in senior positions at Johnson Controls, Inc., a NYSE-listed diversified industrial company, including as General Counsel Europe. Ms. Schlaeppi obtained her B.A. from Princeton University, the Woodrow Wilson School of Public and International Affairs, and her J.D. from Columbia University. The Company believes that Ms. Schlaeppi’s extensive experience in life sciences, as well as international business and corporate governance, qualify her to serve on the Company’s Board of Directors.

Oliver Schacht, Ph.D. Mr. Schacht is a corporate finance professional and expert in the molecular diagnostics industry who has served as our CEO and Director since April 2020. He served as CEO of Curetis N.V. (Euronext Amsterdam: CURE) from April 2011 until April 2020, and prior to that was a Supervisory Board Member of Curetis AG from mid-2010 until the end of the first quarter of 2011. He was a co-founder and CFO of Epigenomics AG (Berlin, Germany, Frankfurt Stock Exchange Prime Standard: ECX) and the CEO of Epigenomics Inc. (Seattle, USA). Mr. Schacht has extensive experience in developing and implementing commercial strategies and financing measures (including two initial public offerings), as well as in corporate finance, M&A transactions and alliance negotiations. During his time at Epigenomics AG (1999-2011), he headed all central business functions, including corporate finance, investor relations, PR, marketing and business development at the Berlin headquarters. Mr. Schacht also serves on the board of BIO Deutschland e.V. as President and previously as treasurer. He also serves as chairman of the ICBA. Mr. Schacht obtained his Diploma in European Business Administration at the European School of Business in Reutlingen and London in 1994 as well as a Master’s degree and a Ph.D. at the University of Cambridge (UK). During his time at Mercer Management Consulting (now Oliver Wyman) from 1995 to 1999, he worked on projects in M&A, growth strategies and re-organization in the pharmaceutical, biotechnology and other industries. He has co-founded several start-up companies in biotech, IT and education in Europe and the United States. Mr. Schacht’s significant experience in senior financial positions at both public and privately held companies, and his experience as a board member of a public reporting company qualifies him for service on the Board.

Albert Weber. Mr. Weber is a corporate finance executive with more than 30 years of professional experience in accounting, controlling and corporate finance roles. Before joining OpGen as its Chief Financial Officer in January 2022, he served for more than 20 years in several roles of increasing responsibility for Epigenomics AG, a molecular diagnostics company listed on the Frankfurt Stock Exchange, with operations in the United States and Germany. Most recently, since January 2018, he served as Executive Vice President Finance of Epigenomics. From 2000 to December 2017, he served initially as Vice President and then as Senior Vice President Finance, Accounting and Controlling for the company. Prior to Epigenomics, Mr. Weber served as Corporate Controller for Pironet AG, a German information technology company. Mr. Weber received his Master’s degree from the University of Cologne.

Johannes Bacher. Mr. Bacher has over 20 years of research and development and managerial experience along with extensive expertise in research and development, international project management, finance, human resources and legal affairs. Mr. Bacher has served as our Chief Operating Officer since April 2020. Prior to that, he managed for Curetis all research and development functions in engineering, software, in vitro diagnostics development, innovation and technology, intellectual property and clinical trial operations. Since co-founding Curetis in 2007, he has continuously served as Managing Director and Director Operations (Curetis AG, since 2008) and Chief Operations Officer (Curetis AG, since 2012; Curetis GmbH and publicly listed Curetis N.V. since 2015). Mr. Bacher has a degree in Electrical Engineering from the University of Stuttgart, Germany, and has previously held positions with Hewlett-Packard, Agilent Technologies and Philips Medical Systems.

The following table sets forth information regarding the Company’s directors and officers with effect from the Effective Date.

Name	Age	Positions
David Lazar	33	Chairman of the Board
Avraham Ben-Tzvi	53	Director
Matthew McMurdo	52	Director
David Natan	70	Director

David E. Lazar has served as the Chief Executive Officer of Titan Pharmaceuticals Inc. listed on the Nasdaq (TTNP) since August 2022, where he also served as a director and board chairman from August 2022 until October 2023. On December 28, 2023, Mr. Lazar was appointed Chief Executive Officer and to the board of directors of Minim, Inc. (NASDAQ: MINM). Mr. Lazar has successfully served as a custodian to numerous public companies across a wide range of industries, including without limitation, C2E Energy, Inc. (OTCMKTS: OOGI), China Botanic Pharmaceutical Inc. (OTCMKTS: CBPI), One 4 Art Ltd., Romulus Corp., Moveix, Inc., Arax Holdings Corp. (OTCMKTS: ARAT), ESP Resources, Inc. (OTCMKTS: ESPIQ), Adorbs, Inc., Exobox Technologies Corp. (OTCMKTS: EXBX), Petrone Worldwide, Inc. (OTCMKTS: PFWIQ), Superbox, Inc. (OTCMKTS: SBOX), Sino Green Land Corp. (OTCMKTS: SGLA), SIPP International Industries, Inc. (OTCMKTS: SIPN), Cereplast, Inc. (OTCMKTS: CERPQ), Energy 1 Corp. (OTCMKTS: EGOC), ForU Holdings, Inc. (OTCMKTS: FORU), China Yanyuan Yuhui National Education Group, Inc. (OTCMKTS: YYYH), Pan Global Corp. (OTCMKTS: PGLO), Shengtang International, Inc. (OTCMKTS: SHNL), Alternaturals, Inc. (OTCMKTS: ANAS), USA Recycling Industries, Inc. (OTCMKTS: USRI), Tele Group Corp., Xenoics Holdings, Inc. (OTCMKTS: XNNHQ), Richland Resources International Group, Inc. (OTCMKTS: RIGG), AI Technology Group, Inc., Reliance Global Group, Inc. (NASDAQ: RELI), Melt, Inc., Ketdarina Corp., 3D MarkerJet, Inc. (OTCMKTS: MRJT), Lvpai Group Ltd., Gushen, Inc., FHT Future Technology Ltd., Inspired Builders, Inc., Houmu Holdings Ltd. (OTCMKTS: HOMU), Born, Inc. (OTCMKTS: BRRN), Changsheng International Group Ltd., Sollensys Corp. (OTCMKTS: SOLS), Guozi Zhongyu Capital Holdings Co. (OTCMKTS: GZCC) and Cang Bao Tian Xia International Art Trade Center, Inc. Mr. Lazar currently serves as an Advisor to PROMAX Investments LLC, a position he has held since July 2022, and as an Ambassador at Large for the Arab African Council for Integration and Development, since March 2022.

Avraham Ben-Tzvi is the founder of ABZ Law Office, a boutique Israeli law firm specializing in corporate & securities laws, commercial law & contracts, and various civil law matters, as well as providing outsourced general counsel services for publicly traded as well as private companies and corporations, which he established in January 2017. Mr. Ben-Tzvi served as Chief Legal Officer and General Counsel of Purple Biotech Ltd. (formerly Kitov Pharma Ltd.) (NASDAQ/TASE: PPBT), a clinical-stage company advancing first-in-class therapies to overcome tumor immune evasion and drug resistance, from November 2015 until April 2020. Prior to that, Mr. Ben-Tzvi served as General Counsel and Company Secretary at Medigus Ltd. (NASDAQ/TASE: MDGS), a minimally invasive endosurgical tools medical device and miniaturized imaging equipment company, from April 2014 until November 2015. Prior to that he served as an attorney at one of Israel’s leading international law firms where, amongst other corporate and commercial work, he advised companies and underwriters on various offerings by Israeli companies listing in the US and on various SEC related filings. Prior to becoming a lawyer, Mr. Ben-Tzvi worked in several business development, corporate finance and banking roles at companies in the financial services, lithium battery manufacturing and software development industries. Since December 2023, Mr. Ben-Tzvi has been serving as a member of the Board of Directors of Minim, Inc. (NASDAQ: MINM), a company which delivered smart software-driven communications products under the globally recognized Motorola brand and Minim® trademark. Since August 2022, Mr. Ben-Tzvi has been serving as a member of the Board of Directors of Titan Pharmaceuticals, Inc. (NASDAQ: TTNP), a pharmaceutical company, where he is also Chair of the Nominating Committee. Mr. Ben-Tzvi is a licensed attorney and member of the Israel Bar Association, and is also licensed as a Notary by the Israeli Ministry of Justice. Based on Mr. Ben-Tzvi’s extensive legal experience and knowledge in the fields of civil-commercial law and corporate and securities law, and his previous public company and commercial business experience, our Board believes that Mr. Ben-Tzvi has the appropriate set of skills to serve as a member of the Board.

David Natan currently serves as President and Chief Executive Officer of Natan & Associates, LLC, a consulting firm offering chief financial officer services to public and private companies in a variety of industries, since 2007. From February 2010 to May 2020, Mr. Natan served as Chief Executive Officer of ForceField Energy, Inc. (OTCMKTS: FNRG), a company focused on the solar industry and LED lighting products. From February 2002 to November 2007, Mr. Natan served as Executive Vice President of Reporting and Chief Financial Officer of PharmaNet Development Group, Inc., a drug development services company, and, from June 1995 to February 2002, as Chief Financial Officer and Vice President of Global Technovations, Inc., a manufacturer and marketer of oil analysis instruments and speakers and speaker components. Prior to that, Mr. Natan served in various roles of increasing responsibility with Deloitte & Touche LLP, a global consulting firm. Mr. Natan currently serves as a member of the Board of Directors and Chair of the Audit Committee of NetBrands Inc. f/k/a Global Diversified Marketing Group, Inc. (OTCMKTS: NBND), a manufacturer, marketer and distributor of food and snack products, since February 2021 and serves as a member of the Board of Directors and Chair of the Audit Committee of Sunshine Biopharma, Inc. (NASDAQ: SBFM), a pharmaceutical and nutritional supplement company, since February 2022. Additionally in November 2023 Mr. Natan was appointed to the board of directors and Audit Committee Chair of Minim, Inc. (NASDAQ: MINM). In December 2022 Mr. Natan was appointed to the board of Directors and Audit Committee Chair of Vivakor Inc. (NASDAQ: VIVK) and served until December 2023. Previously, Mr. Natan served as Chairman of the Board of Directors of ForceField Energy, Inc., from April 2015 to May 2020, and as a member of the Board of Directors of Global Technovations, Inc., from December 1999 to December 2001. Mr. Natan holds a B.A. in Economics from Boston University. Based on Mr. Natan’s extensive experience, our Board believes that Mr. Natan has the appropriate set of skills to serve as a member of the Board.

Matthew C. McMurdo has served as Managing Member of McMurdo Law Group, LLC, a corporate law practice, since 2010. Previously, Mr. McMurdo was a Partner at Nannarone & McMurdo, LLP, a boutique law firm, from 2008 to 2010. In addition, Mr. McMurdo served as General Counsel of Berkley Asset Management LLC, the general partner of a real estate fund focused on opportunistic and distressed real estate assets, from 2011 to 2013. Mr. McMurdo was Of-Counsel at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., from 2007 to 2008 and an associate at Greenberg Traurig, LLP from 2006 to 2007. Since August 2022, Mr. McMurdo has served as a director of Titan Pharmaceuticals, Inc. (NASDAQ:TTNP), where he serves on the audit, compensation (chair), and nominating committees. On December 28, 2023, Mr. McMurdo was appointed to the board of directors of Minim Inc (NASDAQ: MINM), where he serves on the compensation and nominating committees. Mr. McMurdo holds a B.S. in Finance from Lehigh University and a J.D., cum laude, from Benjamin N. Cardozo School of Law. Based on Mr. McMurdo’s extensive experience and knowledge in the fields of corporate and securities law, and his previous public company and commercial business experience, our Board believes that Mr. McMurdo has the appropriate set of skills to serve as a member of the Board.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, regarding the beneficial ownership of the Company’s Common Stock as of the Record Date by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of its Common Stock, (ii) by each director and executive officer of the Company prior to the Initial Closing, and (iii) each of the Company’s officers and directors that is expected to hold office with effect from the Effective Date. In computing the number of shares beneficially owned by a person or a group and the percentage ownership of that person or group, shares of our common stock subject to options and warrants currently exercisable or exercisable within 60 days after the Record Date are deemed outstanding, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed below is c/o OpGen, Inc., 9717 Key West Ave, Suite 100, Rockville, MD 20850.

Name and Address	Number of Shares Owned	Percentage of Shares Owned
5% Stockholders
David Lazar(1)	4,900,000	28.12%
Directors and Officers
David Lazar(1)	4,900,000	28.12%
Avraham Ben-Tzvi(2)	100,000	*
Matthew McMurdo(3)	100,000	*
David Natan(4)	100,000	*
William E. Rhodes, III(5)	4,165	*
Mario Crovetto(6)	4,165	*
R. Donald Elsey(7)	4,075	*
Prabhavathi Fernandes, Ph.D.(8)	4,165	*
Yvonne Schlaeppi(9)	500	*
Johannes Bacher(10)	26,916	*
Oliver Schacht, Ph.D.(11)	266,441	1.53%
Albert Weber(12)	5,906	*
All directors and officers as a group (12 persons)	5,516,333	31.62%

*	Less than one percent of shares outstanding.

(1)	Consists of: (i) 200,000 shares of Series E Preferred Stock; and (ii) 100,000 shares of restricted stock that were issued upon Mr. Lazar’s appointment to the Board. Each share of Series E Preferred Stock converts into 24 shares of Common Stock; provided, that Mr. Lazar may not vote shares of Series E Preferred Stock representing, or convert shares of Series E Preferred Stock that would result in, Mr. Lazar or his transferees voting or holding, in excess of the Ownership Limitation.
(2)	Consists of 100,000 shares of restricted stock that were issued upon Mr. Ben-Tzvi’s appointment to the Board.
(3)	Consists of 100,000 shares of restricted stock that were issued upon Mr. McMurdo’s appointment to the Board.
(4)	Consists of 100,000 shares of restricted stock that were issued upon Mr. Natan’s appointment to the Board.
(5)	Consists of (i) 1,500 shares of common stock and (ii) stock options to purchase 2,665 shares of common stock that are currently vested or that will become vested within 60 days.
(6)	Consists of (i) 1,500 shares of common stock and (ii) stock options to purchase 2,665 shares of common stock that are currently vested or that will become vested within 60 days.
(7)	Consists of (i) 1,575 shares of common stock and (ii) stock options to purchase 2,500 shares of common stock that are currently vested or that will become vested within 60 days.
(8)	Consists of (i) 1,500 shares of common stock and (ii) stock options to purchase 2,665 shares of common stock that are currently vested or that will become vested within 60 days.
(9)	Consists of 500 shares of common stock.
(10)	Consists of (i) 12,684 shares of common stock and (ii) stock options to purchase 14,232 shares of common stock that are currently vested or that will become vested within 60 days.
(11)	Consists of (i) 19,719 shares of common stock, (ii) 250 shares of common stock owned by Mr. Schacht’s child, (iii) 210,526 shares of restricted stock that were issued in connection with the amendment to Mr. Schacht’s employment agreement, and (iv) stock options to purchase 35,946 shares of common stock that are currently vested or that will become vested within 60 days.
(12)	Consists of stock options to purchase 5,906 shares of common stock that are currently vested or that will become vested within 60 days.

CORPORATE GOVERNANCE

Director Independence

The Nasdaq listing standards require that a majority of the Board be independent. An “independent director” is defined generally as a person other than an executive officer or employee of the company or its subsidiaries or any other individual having a relationship which, in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. The Board has determined that, upon their appointments, Messrs. Ben-Tzvi, McMurdo and Natan will be “independent” directors as defined in the applicable Nasdaq listing standards and applicable SEC rules. Our independent directors will conduct regularly scheduled meetings at which only independent directors are present.

The Board and Committees

The Board has standing audit and compensation committees. The composition of the committees is yet to be determined. Following the appointment of the new directors, the Board will determine the composition of each of the Board committees. Each of our audit committee and compensation committee are prior to the Initial Closing and, with effect from the Effective Date, will be, composed solely of independent directors. Subject to phase-in rules, the rules of Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and the rules of Nasdaq require that the compensation committee of a listed company be comprised solely of independent directors. Each committee operates under a charter that was approved by the Board and has the composition and responsibilities described below. The charter of each committee is available on our website at www.opgen.com.

Audit Committee

We have established an audit committee that is expected to be composed by the new directors after the Effective Date. Each member of the audit committee is expected to be financially literate, and Mr. Natan qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise. During its fiscal year ended December 31, 2023, the audit committee held 11 meetings. We have adopted an audit committee charter that details the purposes and responsibilities of the committee, including:

-	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

-	approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

-	reviewing the audit plan with the independent registered public accounting firm and members of management responsible for preparing our financial statements;

-	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

-	reviewing the adequacy of our internal control over financial reporting;

-	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

-	reviewing the Company’s periodic reports to be filed with the SEC;

-	recommending, based upon the Audit Committee’s review and discussions with management and the independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

-	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

-	preparing the Audit Committee report required by SEC rules to be included in our annual proxy statement;

-	overseeing our compliance with applicable legal and regulatory requirements;

-	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

-	reviewing quarterly earnings releases.

Compensation Committee

We have established a compensation committee that is expected to be composed by the new directors after the Effective Date. During its fiscal year ended December 31, 2023, the compensation committee held 4 meetings. We have adopted a compensation committee charter that details the purposes and responsibilities of the committee, including:

-	annually reviewing and recommending to our Board corporate goals and objectives, and determining the achievement thereof, relevant to the compensation of our Chief Executive Officer and other executive officers;

-	evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and recommending to our Board the compensation of our Chief Executive Officer;

-	determining, or reviewing and recommending to our Board for approval, the compensation of our other executive officers;

-	reviewing and establishing our overall management compensation philosophy and policy;

-	overseeing and administering our compensation and similar plans;

-	evaluating and assessing potential current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq Stock Market rules;

-	retaining and approving the compensation of any compensation advisors;

-	reviewing and approving, or reviewing and recommending to our Board for approval, our policies and procedures for the grant of equity-based awards;

-	determining or reviewing and making recommendations to our Board with respect to director compensation;

-	preparing the compensation committee report required by SEC rules to be included in our annual proxy statement;

-	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K; and

-	reviewing and discussing with our Board corporate succession plans for the Chief Executive Officer and other key officers.

Board Leadership Structure and Role in Risk Oversight

The Board assesses this leadership structure to ensure the interests of the Company and its stockholders are best served. The Board does not currently have a lead independent director. The Board determines what leadership structure it deems appropriate based on factors such as the experience of the applicable individuals, the current business environment of the Company or other relevant factors. Currently, Mr. Lazar serves as the Company’s director.

Starting from the Effective Date, the Board is responsible for oversight of the Company’s risk management practices, while management is responsible for the day-to-day risk management processes. The Board receives periodic reports from management regarding the most significant risks facing the Company. We believe that this division of responsibilities is the most effective approach for addressing the risks facing the Company, and the Company’s Board leadership structure will support this approach.

Communication with the Board

Stockholders who want to communicate with members of the Board, including the independent directors, individually or as a group, should address their communications to the Board, the Board members or the Board committee, as the case may be, and send them to c/o Board of Directors, OpGen, Inc., 9717 Key West Ave, Suite 100, Rockville, MD 20850. Any such communications may be made on an anonymous and confidential basis.

Board Meetings

During its fiscal year ended December 31, 2023, the Board held 25 meetings.

Family Relationships

There are no family relationships between or among the Company’s directors and executive officer.

Code of Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A current copy of the code is posted on the Corporate Governance section of our website, which is located at www.opgen.com. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer, we will disclose the nature of such amendment or waiver on our website or in a Current Report on Form 8-K.

Legal Proceedings

To the Company’s knowledge, there are no material proceedings as defined under Item 103 of Regulation S-K.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 10% of Common Stock to file reports of ownership and changes in ownership with the SEC. Officers, directors and persons who beneficially own more than 10% of our Common Stock are required by regulation to furnish us with copies of all Section 16(a) forms they file. To the best of our knowledge (based upon a review of such forms), we believe that during the year ended December 31, 2023 there were no delinquent filers.

COMPENSATION OF DIRECTORS AND OFFICERS

The following tables set forth certain information about compensation paid, earned or accrued for services by our named executive officers for the period ending December 31, 2023.

Named Executive Officer and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards (1) ($)	Option Awards (1) ($)	Non-Equity Incentive Plan Compensation (2)(3) ($)	All Other Compensation ($)		Total ($)
Oliver Schacht, Ph.D.	2023	$353,484	$-	$11,000	$-	$-	$-		$364,484
Chief Executive Officer	2022	$408,000	$-	$60,750	$52,047	$-	$-		$520,797

Albert Weber	2023	$244,200	$-	$11,000	$-	$-	$15,900	(4)	$271,100
Chief Financial Officer	2022	$300,000	$-	$-	$195,892	$-	$17,500	(4)	$513,392

Johannes Bacher	2023	$244,200	$-	$11,000	$-	$-	$-		$255,200
Chief Operating Officer	2022	$300,000	$-	$36,450	$31,228	$-	$-		$367,678

(1)	The “Stock Awards” column reflects the grant date fair value for all restricted stock units awarded under the Amended and Restated 2015 Incentive Plan (the “Plan”) during 2023 and 2022, respectively. The “Option Awards” column reflects the grant date fair value for all stock option awards granted under the 2015 Incentive Plan during 2023 and 2022, respectively. These amounts are determined in accordance with FASB Accounting Standards Codification 718 (ASC 718), without regard to any estimate of forfeiture for service vesting. Assumptions used in the calculation of the amounts in these columns for 2023 and 2022 are expected to be included in a footnote to the Company’s condensed consolidated audited financial statements for the year ended December 31, 2023 and 2022.
(2)	Represents annual incentive bonuses paid under an annual performance-based cash incentive plan. Corporate performance goals are established by the Compensation Committee for each year. The incentive bonuses are determined by the Compensation Committee based on the achievement of corporate performance goals. In lieu of cash incentive bonus, Mr. Schacht and Mr. Bacher agreed to receive the value of their approved 2021 bonuses in the form of 12,469 and 6,434 restricted stock units, respectively, which were granted on March 31, 2022, with a value of $15.00 per share, the closing price of the Company’s common stock on March 31, 2022. The restricted stock units vested completely on the one-year anniversary of the grant.
(3)	The named executive officers were eligible to receive performance-based cash bonuses for the fiscal year ended December 31, 2023 and 2022. The Compensation Committee determined not to grant any such bonuses to the named executed officers for the fiscal years ended December 31, 2023 and 2022.
(4)	Mr. Weber’s “All Other Compensation” for 2022 and 2023 represent reimbursement for commuting expenses incurred by Mr. Weber in 2022 and 2023, respectively, for travel to the Company’s offices in Germany.

Agreements with Our Named Executive Officers

Prior to the Initial Closing, the Company was party to an Executive Employment Agreement with Oliver Schacht, Ph.D., the Company’s Chief Executive Officer. Mr. Schacht’s employment agreement provided that Mr. Schacht would receive an annual base salary of $408,000 per year and will be eligible to receive an annual bonus of up $285,600, or seventy percent (70%) of the base salary. The annual bonus opportunity was based on key performance metrics established by the Board of the Company. Mr. Schacht was also entitled to participate in the Company’s standard equity incentive and benefits plans. In connection with certain cash management initiatives, the Company temporarily reduced Mr. Schacht’s compensation under his employment agreement to $244,800 in September 2023.

In connection with the transactions contemplated by the Purchase Agreement, Mr. Schacht resigned at the Initial Closing, and the Company and Mr. Schacht entered into a new employment agreement that superseded his existing employment agreement and pursuant to which Mr. Schacht would continue as an employee for a transition period.

Prior to January 2024, the Company was party to an employment agreement with each of Mr. Bacher and Mr. Weber. Mr. Bacher’s employment agreement provided that Mr. Bacher would receive a base salary of $300,000 per year and would be eligible to receive an annual bonus of up to forty-five percent (45%) of the base salary. The annual bonus opportunity was based on key performance metrics established by the Board and the Compensation Committee. Mr. Bacher was also entitled to participate in the Company’s 2015 Equity Incentive Plan. In connection with certain cash management initiatives, the Company temporarily reduced Mr. Bacher’s compensation under his employment agreement to $180,000 in September 2023.

Mr. Weber’s employment agreement provided that Mr. Weber would receive a base salary of $300,000 per year and would be eligible to receive an annual bonus of up to forty-five percent (45%) of the base salary. The annual bonus opportunity was based on key performance metrics established by the Board and the Compensation Committee. Mr. Weber was also entitled to participate in the Company’s 2015 Equity Incentive Plan. In connection with certain cash management initiatives, the Company temporarily reduced Mr. Weber’s compensation under his employment agreement to $180,000 in September 2023.

Following January 2024, as a result of Curetis GmbH’s, the Company’s subsidiary, insolvency proceedings, the Company entered into consulting agreements with each of Mr. Bacher and Mr. Weber to ensure that they would continue to be compensated at the same rates as under their employment agreements. Additionally, in January 2024, the Board of Directors approved an increase in Mr. Schacht’s salary from the reduced $244,800 to $300,000.

Outstanding Equity Awards at Fiscal Year-End Table

The following table shows the outstanding equity awards held by the named executive officers as of December 31, 2023.

OPTION AWARDS								STOCK AWARDS
Name	Number of Securities Underlying Unexercised Options Exercisable		Number of Securities Underlying Unexercised Options Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock that have not Vested	Market Value of Shares of Stock that have not Vested ($) (3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or other Rights that have not Vested ($) (3)
Oliver Schacht(4)	479		-		-	1,473.60	6/16/2026	1,875	788	-	-
	280		-		-	171.20	6/16/2026	10,000	4,200	-	-
	25,593	(1)	5,907	(1)	-	42.40	9/29/2030	-	-	-	-
	3,875		-		-	38.20	3/02/2031	-	-	-	-
	1,875	(2)	1,875	(2)	-	16.20	3/01/2032	-	-	-	-

Johannes Bacher(5)	479		-		-	1,473.60	6/16/2026	1,125	473	-	-
	191		-		-	171.20	6/16/2026	10,000	4,200	-	-
	8,531	(1)	1,969	(1)	-	42.40	9/29/2030	-	-	-	-
	2,125		-		-	38.20	3/02/2031	-	-	-	-
	1,125	(2)	1,125	(2)	-	16.20	3/01/2032	-	-	-	-

Albert Weber(6)	4,593	(1)	5,907	(1)	-	21.60	1/02/2032	10,000	4,200	-	-

(1)	The vesting schedule is vesting over four years with twenty-five percent (25%) vesting on the first anniversary of the date of grant and six and one-quarter percent (6.25%) vesting on the last day of each fiscal quarter over the next three years.
(2)	The vesting schedule is vesting over two years with fifty percent (50%) vesting on the first anniversary of the date of grant and fifty percent (50%) vesting on the second anniversary of the date of grant.
(3)	Calculated based on the closing price of the common stock on the Nasdaq Capital Market on December 29, 2023 (the last trading day of 2023) of $0.42 per share.
(4)	Mr. Schacht’s awards on July 1, 2016 (479 shares) and July 1, 2019 (280 shares) were Curetis ESOP shares assumed by OpGen as part of the Business Combination. These awards vested over three years with thirty three percent (33%) vesting on the first anniversary of the date of grant and one twenty-fourth (4.2%) vesting monthly over the following two years. Mr. Schacht was granted stock option awards on September 30, 2020 (31,500) which vest over four years with twenty-five percent (25%) vesting on the first anniversary of the date of grant and six and one-quarter percent (6.25%) vesting on the quarterly anniversary of the first vesting date thereafter over the next three years. Mr. Schacht was granted stock option awards on March 3, 2021 (3,875) which vest over two years with fifty percent (50%) vesting annually. Mr. Schacht was granted restricted stock units on March 3, 2021 (3,875) which vest over two years with fifty percent (50%) vesting annually. Mr. Schacht was granted stock option awards on March 2, 2022 (3,750) which vest over two years with fifty percent (50%) vesting annually. Mr. Schacht was granted restricted stock units on March 2, 2022 (3,750) which vest over two years with fifty percent (50%) vesting on March 2, 2023 and the remaining fifty percent (50%) vesting on December 31, 2024. Mr. Schacht was granted restricted stock units on March 2, 2023 (10,000) which vest over two years with fifty percent (50%) vesting on December 31, 2024 and the remaining fifty percent (50%) vesting on March 2, 2025. Mr. Schacht received his 2021 non-equity incentive cash performance bonus in the form of restricted stock units on March 31, 2022 (12,469), which vested on March 31, 2023.

(5)	Mr. Bacher’s awards on July 1, 2016 (479 shares) and July 1, 2019 (191 shares) were Curetis ESOP shares assumed by OpGen as part of the Business Combination. These awards vested over three years with thirty three percent (33%) vesting on the first anniversary of the date of grant and one twenty-fourth percent (4.2%) vesting monthly over the following two years. Mr. Bacher was granted stock option awards on September 30, 2020 (10,500) which vest over four years with twenty-five percent (25%) vesting on the first anniversary of the date of grant and six and one-quarter percent (6.25%) vesting on the quarterly anniversary of the first vesting date thereafter over the next three years. Mr. Bacher was granted stock option awards on March 3, 2021 (2,125), which vest over two years with fifty percent (50%) vesting annually. Mr. Bacher was granted restricted stock units on March 3, 2021 (2,125) which vest over two years with fifty percent (50%) vesting annually. Mr. Bacher was granted stock option awards on March 2, 2022 (2,250) which vest over two years with fifty percent (50%) vesting annually. Mr. Bacher was granted restricted stock units on March 2, 2022 (2,250) which vest over two years with fifty percent (50%) vesting on March 2, 2023 and the remaining fifty percent (50%) vesting on December 31, 2024. Mr. Bacher was granted restricted stock units on March 2, 2023 (10,000) which vest over two years with fifty percent (50%) vesting on December 31, 2024 and the remaining fifty percent (50%) vesting on March 2, 2025. Mr. Bacher received his 2021 bonus in the form of restricted stock units on March 31, 2022 (6,434), which vested on March 31, 2023.
(6)	Mr. Weber was granted stock option awards on January 3, 2022 (10,500), which vest over four years with twenty-five percent (25%) vesting on the first anniversary of the date of grant and six and one-quarter percent (6.25%) vesting on the last day of each fiscal quarter over the next three years. Mr. Weber was granted restricted stock units on March 2, 2023 (10,000) which vest over two years with fifty percent (50%) vesting on December 31, 2024 and the remaining fifty percent (50%) vesting on March 2, 2025.

Director Compensation

Prior to the Initial Closing, our Board of Directors adopted a non-employee director compensation plan providing for certain cash and equity compensation to be provided to the Company’s non-employee directors for their service on the Board and its committees. Pursuant to such plan, each non-employee director received an annual cash retainer of $25,000, or, with respect to the Chairman of the Board, $75,000, plus additional annual cash compensation for the Board and committee chairs ($15,000 for Audit Committee and $12,000 for Compensation Committee) and for committee members ($7,000 for Audit Committee and $6,000 for Compensation Committee). In addition, new non-employee directors received an initial equity grant and each non-employee director received an annual equity grant. Under such program, each non-employee director received an initial grant of between 1,500 and 3,000 restricted stock units and an annual grant to non-employee directors of 1,500 restricted stock units. All such awards are made under the Company’s 2015 Equity Incentive Plan. For a portion of 2023, consistent with the Company’s cash management efforts, the Company reduced its director compensation plan by forty percent (40%).

Following the Initial Closing, the Company entered into director agreements with each of Messrs. Ben-Tzvi, Lazar, McMurdo and Natan. Pursuant to the director agreements, each director will be entitled to receive from the Company a cash fee of $12,500 per quarter (pro-rated for any partial quarter) plus a one-time fee of $50,000 upon signing their director agreement. Such cash fees will accrue until such time as the Company raises sufficient capital to pay the accrued but unpaid cash fees or the director elects to convert such unpaid fees into shares of common stock of the Company. The cash director fee would convert at a rate of $4.00 per share for each $1.00 of accrued and unpaid fee that is converted. In addition to the quarterly cash fee, under the director agreements, each director was granted 100,000 shares of restricted common stock.

Mr. Schacht does not receive additional compensation for his service on the Board. See “Summary Compensation Table” for his 2023 compensation.

Compensation for the non-employee directors for the year ended December 31, 2023 was:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	All Other Compensation ($)	Total ($)
Mario Crovetto(2)	$39,433	$932	$-	$40,365
R. Donald Elsey(2)	$34,667	$932	$-	$35,599
Dr. Prabhavathi Fernandes(2)	$32,933	$932	$-	$33,865
William E. Rhodes, III(2)	$78,433	$932	$-	$79,365
Yvonne Schlaeppi(2)	$30,767	$932	$-	$31,699

(1)	The “Stock Awards” column reflects the grant date fair value for all restricted stock awards granted under the 2015 Stock Options Plan during 2023. These amounts are determined in accordance with FASB Accounting Standards Codification 718 (ASC 718), without regard to any estimate of forfeiture for service vesting.
(2)	As of December 31, 2023, the non-employee directors held the following vested stock options: Rhodes (2,665), Crovetto (2,665), Elsey (2,500), Fernandes (2,665) and Schlaeppi (0).

Certain Relationships and Related Person Transactions

Other than compensation for our directors and named executive officers that are described elsewhere in this Information Statement and for the transactions contemplated by the Purchase Agreement that are described herein, there were and are no transactions or series of similar transactions, during or after our last two fiscal years, to which we were a party or will be a party, in which: (i) the amounts involved exceeded or will exceed the lesser of $120,000 or one percent of the average of the Company’s total assets at year end for the past two completed fiscal years; and (ii) any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

AVAILABLE INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and in accordance with the Exchange Act we file periodic reports, documents and other information with the SEC. Such reports, documents and other information are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC’s website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

OpGen, Inc.

April 3, 2024	By:	/s/ David Lazar
		Name:	David Lazar
		Title:	Director